NORTHERN LIGHTS VARIABLE TRUST

April 10, 2012

VIA ELECTRONIC TRANSMISSION

Michelle Roberts

Senior Attorney

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Variable Trust, File Nos. 333-131820, 811-21853,

Acc. No: 0000910472-12-001005.

Dear Ms. Roberts:

On behalf of the Mariner Hyman Beck Portfolio ("Portfolio"), a series of Northern Lights Variable Trust (the "Trust" or "Registrant"), we hereby request that the Commission accelerate the effective date of Post-Effective Amendment No. 50 to the Trust’s Registration Statement (the "Amendment"), which was filed on April 3, 2012, to May 1, 2012, or the earliest practicable date thereafter.  Absent acceleration, the Amendment would become effective on June 17, 2012.

The Amendment was filed pursuant to Rule 485(a) under the Securities Act for the purpose of making Response Letter-related amendments to Post-Effective Amendment 46, which was filed for the purpose registering shares of each Portfolio.  If you have any questions concerning this request please contact JoAnn Strasser at (513) 352-6725.

Northern Lights Variable Trust

Northern Lights Distributors, LLC

By: /s/ James Ash

By: /s/ Brian Nielsen

Name: James Ash

Name: Brian Nielsen

Title:

Secretary

Title:   President and Secretary